UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-40584

ACROPOLIS INFRASTRUCTURE ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

9 West 57th Street, 42nd Floor New York, NY 10019 (212) 515-3200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-third of one public warrant Class A common stock Warrants
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Units, each consisting of one share of Class A common stock and one-third of one warrant: 0 holders

Shares of Class A common stock: 0 holders

Warrants: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Acropolis Infrastructure Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 29, 2023	ACROPOLIS INFRASTRUCTURE ACQUISITION CORP.

	By:	/s/ James Crossen
	Name:	James Crossen
	Title:	Chief Financial Officer